Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-45

Supplement to
Prospectus Supplement Dated December 22, 2006 to Prospectus Dated October 6, 2006

$973,578,200
(Approximate)
Mortgage Pass-Through Certificates, Series 2006-HE8
GSAMP Trust 2006-HE8
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Avelo Mortgage, L.L.C.
Servicer
Litton Loan Servicing LP
Servicer

This is a supplement (the “Supplement”) to the prospectus supplement dated December 22, 2006 (the “Prospectus Supplement”) to the prospectus dated October 6, 2006 relating to the GSAMP Trust 2006-HE8 Mortgage Pass-Through Certificates, Series 2006-HE8.  This Supplement supersedes and replaces the supplement to the Prospectus Supplement, dated October 30, 2007, in its entirety.

Capitalized terms used below in this Supplement but not defined in this Supplement shall have the meanings given them in the Prospectus Supplement.

•	The table on the cover page of the Prospectus Supplement is revised as follows:
Class	Approximate Initial Class Principal Balance(1)	Pass-Through Rate	Type	Ratings (S&P/Moody’s)
M-2	$41,593,000	Variable(8)	Subordinate	AA(17)/Aa2(17)
M-3	$25,161,000	Variable(9)	Subordinate	AA-(17)/Aa3(17)
M-4	$21,567,000	Variable(10)	Subordinate	A+(18)/A1(18)
M-5	$20,539,000	Variable(11)	Subordinate	A(18)/A2(18)
M-6	$16,431,000	Variable(12)	Subordinate	A-(18)/A3(18)
M-7	$12,837,000	Variable(13)	Subordinate	BBB+(18)/Baa1(18)
M-8	$8,729,000	Variable(14)	Subordinate	BBB(18)/Baa2(18)
M-9	$11,811,000	Variable(15)	Subordinate	BBB-(18)/Baa2(17)(18)

(17)
The S&P ratings and Moody’s ratings of the Class M-2 Certificates and Class M-3 Certificates and the Moody’s rating of the Class M-9 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(18)
The ratings of the Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(continued on following pages)

Goldman, Sachs & Co.
The date of this Supplement is April 2, 2008

•	The table on page S-16 of the Prospectus Supplement is revised as follows:
Class	S&P	Moody’s
M-2	AA(1)	Aa2(1)
M-3	AA-(1)	Aa3(1)
M-4	A+(2)	A1(2)
M-5	A(2)	A2(2)
M-6	A-(2)	A3(2)
M-7	BBB+(2)	Baa1(2)
M-8	BBB(2)	Baa2(2)
M-9	BBB-(2)	Baa2(1)(2)

(1)
The S&P ratings and Moody’s ratings of the Class M-2 Certificates and Class M-3 Certificates and the Moody’s rating of the Class M-9 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(2)
The ratings of the Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page S-17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of each servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

Each of Aames Capital Corporation, NovaStar and two of the other applicable loan sellers that individually sold mortgage loans comprising less than 10% of the total mortgage loans in the trust, as applicable, has represented with respect to each mortgage loan sold by it, and GSMC has represented with respect to each other mortgage loan, that such mortgage loan is in compliance with applicable federal, state and local laws and regulations.  In addition, GSMC, Aames Capital Corporation, NovaStar and such other applicable loan sellers that individually sold mortgage loans comprising less than 10% of the total mortgage loans in the trust, as applicable, have also represented that none of the mortgage loans sold by it (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, GSMC, Aames Capital Corporation, NovaStar and such other applicable loan sellers, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-19 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the responsible party that impairs the issuing entity’s ability to realize on those mortgage loans.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” above.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-31 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates

After the closing date, various servicers had serviced approximately 57.05% of the mortgage loans on an interim basis.  Litton Loan Servicing LP and Avelo Mortgage, L.L.C., as applicable, became the servicer of those mortgage loans initially interim serviced by such servicers in January 2007.

As described below under “The Servicers—Litton Loan Servicing LP—Recent Litton Developments”, Fitch, Inc., Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and Moody’s Investors Service, Inc. have taken negative ratings actions with respect to Litton Loan Servicing LP’s residential servicer ratings.  In the event that due to these developments, or other events, Litton Loan Servicing LP is terminated as a servicer resulting from an event of default under the pooling and servicing agreement, the master servicer will become the successor servicer or will appoint a successor servicer for Litton Loan Servicng LP.

The transfer of servicing from Litton Loan Servicing LP or Avelo Mortgage, L.L.C., as applicable, to a successor servicer would involve the risk of disruption in collections due to data input errors, misapplied or misdirected payments, system incompatibilities, the requirement to notify the mortgagors about the servicing transfer, delays caused by the transfer of the related servicing mortgage files and records to the new servicer and other reasons.  Servicing transfer issues of this sort may be aggravated with respect to the transfer of servicing of mortgage loans due to recent developments affecting the servicers, as described below under “The Servicers—Litton Loan Servicing LP—Recent Litton

Developments.”  As a result of servicing transfers or any delays associated with the transfers, the rate of delinquencies and defaults on the related mortgage loans could increase at least for a period of time.

•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-33 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded

Standard & Poor’s Ratings Services, a divison of The Mc-Graw Hills Companies, Inc. (S&P) has downgraded the ratings on (i) the Class M-4 Certificates from “A+” to “B”, (ii) the Class M-5 Certificates from “A” to “CCC”, (iii) the Class M-6 Certificates from “A-” to “CCC”, (iv) the Class M-7 Certificates from “BBB+” to “CCC”, (v) the Class M-8 Certificates from “BBB” to “CCC”, (vi) the Class M-9 Certificates from “BBB-” to “CCC”, (vii) the Class B-1 Certificates from “BB+” to “CCC” and (ix) the Class B-2 Certificates from “BB” to “CC”. In addition, S&P has placed its rating of “AA” on the Class M-2 Certificates and its rating of “AA-” on the Class M-3 Certificates on review for possible future downgrade.

Moody’s Investors Service, Inc. (Moody’s) has downgraded the ratings on (i) the Class M-4 Certificates from “A1” to “A3”, (ii) the Class M-5 Certificates from “A2” to “Baa3”, (iii) the Class M-6 Certificates from “A3” to “Ba1”, (iv) the Class M-7 Certificates from “Baa1” to “Ba3”, (v) the Class M-8 Certificates from “Baa2” to “B1”, (vi) the Class M-9 Certificates from “Baa2” to “B3”, (vii) the Class B-1 Certificates from “Ba1” to “Caa1” and (viii) the Class B-2 Certificates from “Ba2” to “Caa3”.  In addition, Moody’s has placed its rating of “Aa2” on the Class M-2 Certificates, its rating of “Aa3” on the Class M-3 Certificates and its rating of “B3” on the Class M-9 Certificates on review for possible future downgrade.

The Class B-1 Certificates and the Class B-2 Certificates are not offered by this prospectus supplement.

There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

•
The following Risk Factors are added after the Risk Factor entitled “The Recording of the Mortgages in the Name of MERS May Affect the Yield on the Certificates” on page S-35 of the Prospectus Supplement:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators, including SouthStar Funding, LLC, to cease operations.  As described below under “—Recent Developments Regarding SouthStar Funding, LLC,” SouthStar Funding, LLC recently filed for bankruptcy.

Any such deterioration in the financial condition of any of the original loan sellers could affect the ability of such original loan seller to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred.  If any of the original loan sellers is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations.  There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

The Sponsor and its Affiliates May Have Conflicts of Interest

 Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators.  See “—Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” above.

Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with any of the responsible parties.

In taking any actions or engaging in other transactions with any of the responsible parties, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders.  Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by any of the responsible parties that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  The sponsor or its affiliates may provide secured or unsecured financing to any of the responsible parties and may seek to enforce remedies against any of the responsible parties if an event of default occurs in respect of that financing.  The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any of the responsible parties, and the sponsor and its affiliates will have no obligation to pursue any claims against any of the responsible parties on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Responsible Parties for the Underlying Certificates May Not Be Able to Repurchase Defective Mortgage Loans

The responsible parties have made various representations and warranties related to the mortgage loans.  Those representations are summarized in “Description of the Certificates—Representations and Warranties Relating to the Mortgage Loans” in this prospectus supplement.  If any responsible party fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the responsible party would be required to repurchase or substitute for the defective mortgage loan.

As described below under “—Recent Accredited Developments,” Accredited Home Lenders, Inc., the parent of Aames Capital Corporation, one of the responsible parties, has reported that it has recently experienced financial difficulties and been acquired by LSF5 Accredited Investments, LLC.  As described below under “—Recent Developments Regarding NovaStar Mortgage, Inc.,” NovaStar Mortgage, Inc., one of the responsible parties, has recently reported that it has experienced financial difficulties.  It is possible that Aames Capital Corporation, NovaStar or any other responsible party may not be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons.  The inability of any responsible party, including Aames Capital Corporation and NovaStar, to repurchase defective mortgage loans would likely cause the mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the certificates could occur.

Recent Developments Regarding SouthStar Funding, LLC

On April 11, 2007, SouthStar Funding, LLC filed a voluntary petition for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia.

Recent Developments Regarding Accredited Home Lenders, Inc.

Accredited Home Lenders, Inc. has recently experienced financial difficulties, according to published reports and public filings.  On October 11, 2007, LSF5 Accredited Investments, LLC acquired the outstanding shares of Accredited Home Lenders Holding Co., the parent of Accredited Home Lenders, Inc.  On October 12, 2007, LSF5 Accredited Investments, LLC merged Accredited Home Lenders Holding Co. into LSF5 Accredited Merger Co., Inc., a wholly-owned subsidiary of LSF5 Accredited Investments, LLC.  For further information regarding these developments, see “The Mortgage Loan Pool—Recent Accredited Developments” in this prospectus supplement.

As a result of the foregoing, we cannot assure you that the matters described above will not have a material and adverse effect on the ability of Accredited Home Lenders, Inc. to satisfy other obligations, including to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists, which in turn would adversely affect your investment in the certificates.

Recent Developments Regarding NovaStar Mortgage, Inc.

On August 22, 2007, Moody’s Investor Service downgraded NovaStar Mortgage, Inc.’s servicer quality rating to SQ4+ from SQ3+ as a primary servicer of subprime residential mortgage loans.  NovaStar Mortgage, Inc. has recently announced plans to scale back its workforce with respect to its wholesale loan origination group and related functions.  For further information regarding these developments, see “The Mortgage Loan Pool—Recent NovaStar Developments” in this prospectus supplement.

Recent Developments Regarding Litton Loan Servicing LP

Litton Loan Servicing LP’s parent, Credit-Based Asset Servicing and Securitization LLC, has recently been affected by changes in the credit markets, as described in “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.  In addition, Litton Loan Servicing LP has recently received a temporary waiver of default on a credit facility for which one of its subsidiaries acts as a borrower.  In consideration of these developments, Fitch, Inc., Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and Moody’s Investors Service, Inc.

have taken negative ratings actions with respect to Litton Loan Servicing LP’s residential servicer ratings.  See “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.

Effective December 10, 2007, Goldman Sachs Bank USA has acquired Litton Loan Servicing L.P. from Credit-Based Asset Servicing and Securitization LLC.   See “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.

As a result of the foregoing, we cannot assure you that these matters will not materially adversely affect the ability of Litton Loan Servicing LP to service the mortgage loans in accordance with the terms of the pooling and servicing agreement.

•	The following section is added immediately after the section entitled, “The Mortgage Loan Pool—Index” on page S-44 of this Prospectus Supplement:

Recent NovaStar Developments

Pursuant to a Form 8-K filed on July 20, 2007 (the “July 20th Announcement”), NovaStar Financial, Inc. (“NovaStar Financial”), the parent of NovaStar Mortgage, Inc., an original loan seller, announced that on July 16, 2007, NovaStar Financial entered into a Securities Purchase Agreement (the "Securities  Purchase  Agreement") pursuant to which Massachusetts Mutual Life Insurance Company  ("MassMutual"), Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, "Jefferies Capital Partners," and together with MassMutual, the  "Investors"), purchased for $48,825,000.00 in cash 2,100,000 shares of NovaStar Financial's 9.00% Series D-1 Mandatory Convertible Preferred Stock, par value $0.01 per share and initial liquidation  preference of $25.00 per share ("Series D-1 Preferred Stock") in a private placement not registered under the Securities Act of 1933, as amended.  NovaStar Financial announced that it intends to use the proceeds from the sale of the Series D-1 Preferred Stock under the Securities Purchase Agreement for general working capital.

Pursuant to the July 20th Announcement, NovaStar Financial announced that the Investors also committed to purchase up to $101,175,000.00 of a new series of NovaStar Financial’s convertible preferred securities to be designated the 9.00% Series D-2 Mandatory Convertible Preferred Stock, par value $0.01 per share and to have an initial liquidation preference of $25.00 per share to the extent any such shares are not subscribed for in a planned rights offering of such shares by NovaStar Financial by entering into a Standby Purchase Agreement with the Company dated July 16, 2007 (the "Standby Purchase  Agreement").

In the July 20 Announcement, NovaStar Financial announced that the terms of the Securities Purchase Agreement require it to, among other things, declare a dividend on or before September 17, 2007 which satisfies certain federal income tax requirements relating to real estate investment trusts (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code").  NovaStar Financial further announced that, in order for it to satisfy such provisions relating to its status as a REIT, it must declare such a dividend based on its 2006 taxable income by September 17, 2007, the deadline for its tax return, and distribute such dividend by year-end.

Pursuant to a Form 8-K filed on August 21, 2007 (the “August 21st Announcement”), NovaStar Financial announced that on August 15, 2007, the Audit Committee of the Board of Directors of NovaStar Financial committed to a workforce reduction pursuant to a plan of termination (the "August 15th Plan") as described in paragraph 8 of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), under which material charges will be incurred under generally accepted accounting principles applicable to NovaStar Financial.

In the August 21st Announcement, NovaStar Financial announced that it is undertaking the August 15th Plan to align its organization and costs with an expected reduction in loan originations.  According NovaStar Financial, the August 15th Plan, which will begin immediately and conclude during the fourth quarter of 2007 (subject to completion of necessary legal notices and requirements), will result in the elimination of approximately 500 positions resulting in an approximate 37% reduction in NovaStar Financial’s overall workforce.  According to the August 21st Announcement, the actions focus on

NovaStar Financial’s wholesale loan origination group and related functions, including employees at NovaStar Financial’s headquarters in Kansas City, and will lead to closing wholesale operation centers in California and Ohio.  In the August 21st Announcement, NovaStar Financial stated that its servicing and portfolio management organizations would not be affected by the reduction.

According to the August 21st Announcement, NovaStar Financial estimates that the total pre-tax charge to earnings associated with the August 15th Plan will range between $17 million and $21 million consisting of $5 million to $7 million in cash expenditures relating to severance costs, $2 million to $3 million in cash expenditures relating to contract termination costs and $10 million to $11 million in one-time non-cash charges primarily related to property, plant and equipment.  NovaStar Financial anticipates that substantially all of the pre-tax charges to earnings and cash expenditures will be incurred in the third quarter of 2007; however, some may be incurred in the fourth quarter of 2007.

In the August 21st Announcement, NovaStar Financial announced that, as part of the August 15th Plan, David A. Pazgan, NovaStar Financial’s Chief Executive Officer, will leave NovaStar Financial and W. Lance Anderson, NovaStar Financial’s President and Chief Operating Officer, will assume Mr. Pazgan’s responsibilities upon Mr. Pazgan’s departure.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), NovaStar Financial announced that, on August 22, 2007, Moody’s Investor Service downgraded NovaStar Financial’s servicer quality rating to SQ4+ from SQ3+ as a primary servicer of subprime residential mortgage loans.  As a result of the downgrade, NovaStar Financial announced in the August 23rd Announcement that, on August 17, 2007, NovaStar Financial Financial, Inc. and certain of its affiliates entered into a Waiver Agreement with Wachovia Bank, N.A. and certain of its affiliates ("Wachovia") pursuant to which Wachovia waived, for a period ending on November 1, 2007, any breach  and/or Event of Default (as defined in certain agreements) that would have otherwise arisen under such agreements.

Pursuant to a Form 8-K filed on September 5, 2007 (the “September 5th Announcement”), NovaStar Financial announced that, on August 29, 2007, the Audit Committee of the Board of Directors of NovaStar Financial Financial, Inc. committed NovaStar Financial to a workforce reduction pursuant to a plan (the “September 5th Plan”) as described in paragraph 8 of SFAS No. 146, under which material charges will be incurred under generally accepted accounting principles applicable to NovaStar Financial.

In the September 5th Announcement, NovaStar Financial announced that it is undertaking the September 5th Plan in connection with its decision to sharply reduce its retail mortgage activity.  According to the September 5th Announcement, the September 5th Plan will result in the elimination of approximately 275 positions and NovaStar Financial expects to have approximately 600 employees, overall, after this reduction in workforce.  Additionally, NovaStar Financial announced that, subject to completion of the necessary legal notices and requirements, implementation of the September 5th Plan will begin immediately and is expected to conclude during the fourth quarter of 2007.  Additionally, NovaStar Financial stated that the actions focus on the Company's retail loan origination group and related functions and that its servicing organization was not affected by the reduction.

In its September 5th Announcement, NovaStar Financial announced that it estimated that the total pre-tax charge to earnings associated with the September 5th Plan will range between $5 million and $7 million, consisting of $2 million to $2.5 million in cash expenditures relating to severance costs, $2 million to $3 million in cash expenditures relating to contract termination costs, and $1 million to $1.5 million in one-time non-cash charges primarily related to property, plant and equipment.  Additionally, NovaStar Financial announced that it anticipates that substantially all of the pre-tax charges to earnings and cash expenditures will be incurred in the third quarter of 2007; however, some may be incurred in the fourth quarter of 2007.

Pursuant to a Form 8-K filed on September 17, 2007 (the “September 17th Announcement”), NovaStar Financial announced that it will not be able to pay a dividend on its common stock with respect to its 2006 taxable income as previously announced on July 16, 2007, and as a result its status as a REIT will terminate, retroactive to January 1, 2006.  NovaStar Financial announced that, because of a substantial decline in its market capitalization during recent months, combined with its inability to consummate a planned rights offering and demands on its liquidity, it cannot create enough value through the issuance of preferred securities to satisfy the REIT distribution requirement.  Additionally, NovaStar

Financial announced that it expects that the termination of its REIT status for the 2006 tax year will have a significant adverse impact on its financial statements for the third quarter of 2007, which will include a period expense in the third quarter for the 2006 tax provision.  NovaStar Financial further announced that it is in the process of determining the amount of income tax expense in the third quarter, which will also include a charge for penalties and interest, and a valuation allowance against its deferred tax assets.

NovaStar Financial announced in its September 17th Announcement that it will file a consolidated tax return for the 2006 tax year on September 17, 2007 as a general C Corporation rather than as a REIT and will also will file a request for extension of time to pay its 2006 C Corporation tax liability, which is statutorily allowed under the Code.  NovaStar Financial announced that this provision should allow it to offset the 2006 income tax liability with the expected refund that will be generated by the carryback of the estimated tax loss for 2007.  NovaStar Financial further announced that it believes the carryback of the estimated 2007 tax loss will fully offset the income reported on its 2006 consolidated return.  In its September 17th Announcement, NovaStar Financial announced that it believes that these steps will offset the cash impact of the 2006 tax liability associated with the change in its filing status.

According to the September 17th Announcement, NovaStar Financial announced that, as a result of its change in corporate structure, it is currently reviewing the NYSE listing requirements applicable to companies other than REITs and is engaged in continuing discussions with the NYSE.

Pursuant to a Form 8-K filed on September 27, 2007 (the “September 27th Announcement”), NovaStar Financial announced that, in order to address certain short-term liquidity requirements, on September 21, 2007 the maximum advance amount under the Wachovia Master Repurchase Agreement (2007 Servicing Rights) (the "Servicing Rights Facility"), among NovaStar Financial, as guarantor, certain NovaStar Financial subsidiaries, Wachovia Bank, N.A. and certain Wachovia Bank, N.A. affiliates (collectively with Wachovia Bank, N.A., “Wachovia”), was temporarily increased to $100 million.  In addition, NovaStar Financial announced that Wachovia advanced to NovaStar Financial thereunder, on a short-term basis, funds against the pledge of NovaStar Financial's right to reimbursement for certain principal and interest advances made by NovaStar Financial to certain securitization trusts in NovaStar Financial's capacity as servicer of the securitized mortgage loans, at an advance rate of 100%, as well as funds against the pledge of certain mortgage servicing rights, at the originally specified advance rate of 60%.

Pursuant to the September 27th Announcement, NovaStar Financial announced that the September 21st advance must be repaid in full no later than October 18, 2007.  In addition, NovaStar Financial announced that the increase in the maximum advance amount under the Servicing Rights Facility will expire on October 30, 2007, at which time the maximum advance amount under the Servicing Rights Facility will revert to $70 million.

Pursuant to the September 27th Announcement, NovaStar Financial announced that, on September 21, 2007, the Receivables Loan and Security Agreement dated October 28, 2005 (the "Servicing Advance Facility"), among NovaStar, as borrower, DB Structured Products, Inc. ("DBSP"), as lender, and NovaStar Financial, as guarantor, was amended, the related guaranty by NovaStar Financial was amended, and NFI Holding Corporation was added as a guarantor.  NovaStar Financial announced that the foregoing actions were undertaken by NovaStar, NovaStar Financial and NFI Holding Corporation (each, a “NovaStar Party” and collectively, the "NovaStar Parties") in order to pledge additional collateral to DBSP to support existing borrowings under the Servicing Advance Facility.  NovaStar Financial announced that the Servicing Advance Facility provides for the financing of certain mortgage servicing advances by NovaStar, and is secured by NovaStar's right to reimbursement of such advances from the applicable securitization trust and, effective September 21, 2007, NovaStar's interest in certain mortgage-backed securities.  NovaStar Financial announced that it guarantees the Servicing Advance Facility, and, on September 21, 2007, it pledged certain mortgage-backed securities to secure such guaranty.  NovaStar Financial also announced that, effective September 21, 2007, the Servicing Advance Facility is also guaranteed by NFI Holding Corporation, which has pledged its equity interests in NovaStar Real Estate Holdings, Inc. and NovaStar CDO Holdings, Inc. to secure such guaranty.

Pursuant to the September 27th Announcement, NovaStar Financial announced that the maximum amount that may be outstanding at any time under the Servicing Advance Facility is $80 million.  NovaStar Financial also announced that the Servicing Advance Facility provides for an advance rate of 85% to 90% of the amount of the servicing advance receivables pledged under the Servicing Advance Facility, with the specific advance rate dependent upon the type of servicing advance by NovaStar to which the pledged receivable relates.

Pursuant to the September 27th Announcement, NovaStar Financial announced that the termination date upon which all outstanding principal and other obligations under the Servicing Advance Facility become due and payable was originally October 6, 2006, but was extended by prior amendment to October 8, 2007.  NovaStar Financial announced that the Servicing Advance Facility requires that its adjusted tangible net worth be no less than $200 million, that it maintain an indebtedness to adjusted tangible net worth ratio of no more than 10:1, and that it maintain unrestricted cash in an amount equal to at least $15 million, each determined on a consolidated basis.  In addition, NovaStar Financial announced that the Servicing Advance Facility prohibits any NovaStar Party from paying dividends on any capital stock during the existence of an event of termination under the Servicing Advance Facility.  NovaStar Financial also announced that the Servicing Advance Facility contains other customary affirmative and negative covenants, including but not limited to covenants prohibiting material changes in the character of the business of the NovaStar Parties, the merger or consolidation of any NovaStar Party with a third party, and transactions between a NovaStar Party and any of its affiliates that are not on arms-length terms.

Pursuant to the September 27th Announcement, NovaStar Financial announced that events of termination under the Servicing Advance Facility include an event of default or event of termination under any pooling and servicing agreement under which the pledged servicing advance receivables arise, and any action by NovaStar under any such pooling and servicing agreement with respect to servicing advance receivables that would have a material adverse effect on NovaStar, the rights of DBSP, or the collectibility of the servicing advance receivables.  In addition, NovaStar Financial announced that the Servicing Advance Facility provides for certain additional events of termination, including but not limited to the failure by a NovaStar Party to make any payment due or to comply with any other material covenant (including financial covenants) or agreement under the Servicing Advance Facility or under any related agreement, representations or warranties made by any NovaStar Party under the Servicing Advance Facility or any related agreement proving to be materially incorrect, certain cross defaults involving other contracts to which any NovaStar Party is a party, an act of insolvency occurring with respect to any NovaStar Party, and the existence of a borrowing base deficiency that is not remedied within a specified cure period.

Pursuant to the September 27th Announcement, NovaStar Financial announced that, if an event of termination exists under the Servicing Advance Facility, DBSP has the right, in addition to other rights and remedies, to accelerate all obligations of the NovaStar Parties under the Servicing Advance Facility and the related guaranties, and the exclusive right to withdraw from the applicable securitization collection accounts all amounts constituting reimbursement of servicing advances pledged under the Servicing Advance Facility.  In addition, the NovaStar Parties would be liable to DBSP for all losses, damages, liabilities, costs and expenses arising or resulting from the occurrence of the event of termination.

Pursuant to a Form 8-K filed on October 12, 2007 (the “October 12th Announcement”), NovaStar Financial announced that, on October 9, 2007, NovaStar, NovaStar Financial, NovaStar Certificates Financing Corporation (“NCFC”), NFI Holding Corporation ("NFI Holding"), NovaStar CDO Holdings, Inc. ("CDO Holdings"), and DBSP executed Amendment Number Seven ("Amendment No. 7") to the Servicing Advance Facility, and NovaStar Holding, NCFC, CDO Holdings and DBSP executed Amendment Number One to a related guaranty (the "Guaranty Amendment").  NovaStar Financial announced that, pursuant to Amendment No.7 and the Guaranty Amendment, NCFC and CDO Holdings were added as guarantors of the Servicing Advance Facility and pledged certain mortgage-backed securities to secure such guaranty.

Pursuant to the October 12th Announcement, NovaStar Financial announced that, on October 9, 2007, NovaStar, NovaStar Financial, NCFC, NFI Holding, CDO Holdings, and DBSP executed a Forebearance Agreement and Amendment Number Eight to the Receivables Loan and Security Agreement ("Amendment No. 8," and together with Amendment No. 7, the "Amendments").  NovaStar Financial announced that, among other things, Amendment No. 8 extended the Servicing Advance Facility termination date to October 22, 2007, and terminated NovaStar's right to borrow any additional amounts under the Servicing Advance Facility.  NovaStar Financial announced that Amendment No. 8 also requires that all amounts received as reimbursement of servicer advances funded under the Servicing Advance Facility be applied to reduce the amount outstanding under the Servicing Advance Facility.  In addition, NovaStar Financial announced that Amendment No. 8 also reduced the amount of unrestricted cash that NovaStar Financial was required to maintain from $15,000,000 to $5,000,000, determined on a consolidated basis.

Pursuant to the October 12th Announcement, NovaStar Financial announced that, in connection with Amendment No. 8, NovaStar paid DBSP a forbearance fee and customary costs and expenses incurred by DBSP in connection with the Amendments.

Pursuant to a Form 8-K filed on October 18, 2007 (the “October 18th Announcement”), NovaStar Financial announced that, on October 12, 2007, NovaStar and Saxon Mortgage Services, Inc. ("Saxon") entered into a Servicing Rights Transfer Agreement (the "Servicing Rights Transfer Agreement") for the sale to Saxon of all of NovaStar's mortgage servicing rights and servicing advances relating to its securitizations for approximately $175 million in cash, subject to certain adjustments at closing.  NovaStar Financial announced that the Servicing Rights Transfer Agreement contains customary representations and warranties and the closing of the transactions contemplated by the Servicing Rights Transfer Agreement is expected to occur on November 1, 2007, subject to the satisfaction of various closing conditions, including the receipt of certain third party consents.

Pursuant to the October 18th Announcement, NovaStar Financial announced that, in connection with the transactions contemplated by the Servicing Rights Transfer Agreement and subject to the closing of the transactions contemplated by the Servicing Rights Transfer Agreement, it has committed to a workforce reduction which will focus on its servicing organization.  NovaStar Financial announced that, subject to completion of the necessary legal notices and requirements and the closing of the transactions contemplated by the Servicing Rights Transfer Agreement, the workforce reduction is expected to conclude in the fourth quarter of 2007.  NovaStar Financial announced that it is not currently able to provide an estimate of the costs or charges that will be incurred under generally accepted accounting principles in connection with the consummation of the transactions contemplated by the Servicing Rights Transfer Agreement and the workforce reduction.

Pursuant to the October 18th Announcement, NovaStar Financial announced that, on October 17, 2007, NYSE Regulation, Inc. ("NYSE Regulation") issued a press release, dated October 17, 2007, announcing the NYSE Regulation's determination that NovaStar Financial's common stock (ticker symbol: NFI) and its 8.90% Series C Cumulative Redeemable Preferred Stock (ticker symbol: NFI PR C) no longer meet applicable listing standards for continued listing on the New YorkStock Exchange.  NovaStar Financial announced that the NYSE Regulation press release stated that NovaStar Financial's September 17, 2007 announcement that its decision not to declare a dividend related to its 2006 taxable income will cause its REIT status to be terminated retroactive to January 1, 2006, required NYSE Regulation to promptly initiate suspension and delisting procedures unless the resultant non-REIT entity qualifies for original listing as a corporation.  NovaStar Financial announced that NYSE Regulation asserted that it did not meet the required original listing standards.  NovaStar Financial announced that, in its press release, NYSE Regulation stated that NovaSter Financial had the right to request a review this determination within 10 business days of October 17, 2007.  NovaStar Financial  announced that it intends to request such a review and is currently exploring alternative arrangements for the listing or quoting of its common stock and 8.90% Series C Cumulative Redeemable Preferred Stock.  NovaStar Financial announced that there can be no assurances that it will receive a favorable review of the NYSE Regulation's determination or, if its securities are delisted from the New York Stock Exchange, that they will trade in another securities marketplace.

Pursuant to a Form 8-K filed on October 18, 2007 (the “October 25th Announcement”), NovaStar Financial announced that, in order to address certain short-term liquidity requirements, on October 22, 2007, the maximum advance amount under the Servicing Rights Facility was temporarily increased to $115 million, the combined maximum advance amount under the Servicing Rights Facility and that certain Master Repurchase Agreement (2007 Residual Securities) (the “Residual Securities Facility”), among NovaStar Financial, certain of its subsidiaries, Wachovia Capital Markets, LLC (“WCM”) and certain WCM affiliates, was temporarily increased to $120 million, and NovaStar drew funds under the Servicing Rights Facility, on a short-term basis, against the pledge of NovaStar's right to reimbursement for certain principal and interest advances made by NovaStar to certain securitization trusts in NovaStar's capacity as servicer of the underlying securitized mortgage loans.  NovaStar Financial announced that the October 22nd advance must be repaid in full no later than November 5, 2007.  In addition, NovaStar Financial announced that the increase in the maximum advance amount under the Servicing Rights Facility and the increase in the combined maximum advance amount under the Servicing Rights Facility and the Residual Securities Facility will expire on November 5, 2007, at which time the maximum advance amount under the Servicing Rights Facility will revert to $70 million and the combined maximum advance amount under the Servicing Rights Facility and the Residual Securities Facility will revert to $100 million.

Pursuant to the October 25th Announcement, NovaStar Financial announced that, on October 23, 2007, NovaStar Financial and certain of its subsidiaries and Wachovia entered into Amendment Number Three to the Servicing Rights Facility to add, as eligible collateral thereunder, NovaStar's servicing rights with respect to mortgage loans securitized by NovaStar pursuant to the NovaStar Mortgage Funding Trust, Series 2007-2.

Pursuant to the October 25th Announcement, NovaStar Financial announced that, on October 22, 2007, NovaStar, NovaStar Financial, NCFC, NFI Holding, CDO Holdings, and DBSP executed a Forbearance Agreement and Amendment Number Nine ("Amendment No. 9") to the Servicing Advance Facility.  NovaStar Financial announced that, among other things, Amendment No. 9 extended the Servicing Advance Facility termination date to the earlier of (a) the closing of the sale of NovaStar's mortgage servicing rights to Saxon pursuant to that certain previously disclosed Servicing Rights Transfer Agreement, and (b) January 22, 2008.  NovaStar Financial also announced that, in connection with Amendment No. 9, NovaStar paid DBSP a forbearance fee and customary costs and expenses incurred by DBSP in connection with Amendment No. 9.

Pursuant to the October 25th Announcement, NovaStar Financial also announced that, in connection with Amendment No. 9, on October 22, 2007, NFI Holding and CDO Holdings became signatories to that certain Amended and Restated Master Netting Agreement dated as of January 5, 2007, among NovaStar Financial, NovaStar, NCFC, NovaStar Certificates Financing LLC, and HomeView Lending, Inc. (with NFI Holding and CDO Holdings, the "NovaStar Entities"), and DBSP and certain of its affiliates (the "DB Entities"), by the execution of a joinder agreement with respect thereto (the "Joinder Agreement"). The Amended and Restated Master Netting Agreement cross-collateralizes all or substantially all financial transactions between any NovaStar Entity and any DB Entity and, upon an event of default under any such transaction, permits the DB Entities to, among other remedies, treat all such transactions as in default, set off any obligation of any DB Entity against any obligation of any NovaStar Entity thereunder, and apply collateral provided with respect to a particular transaction against any obligation of any NovaStar Entity under any of such transactions.

Pursuant to a Form 8-K filed on November 7, 2007 (the “November 7th Announcement”), NovaStar Financial announced that on November 1, 2007, the sale to Saxon of all of NovaStar's mortgage servicing rights and servicing advances relating to its securitizations, as contemplated under the Servicing Rights Transfer Agreement, was closed, providing net cash proceeds of $147.1 million after the deduction of certain expenses. Of the net proceeds, NovaStar Financial stated that approximately $21.5 million was retained for working capital purposes and the remainder was used to repay outstanding indebtedness. An additional $7.9 million in cash proceeds is expected to be released upon delivery of all closing documents and, when received, is expected to be used to repay outstanding indebtedness.

Pursuant to the November 7th Announcement, NovaStar Financial also announced that in connection with the closing of the transactions contemplated by the Servicing Rights Transfer Agreement, the Servicing Advance Facility and the Servicing Rights Facility were paid in full and terminated on November 1, 2007. In addition, certain employees of NovaStar Financial and its affiliates received cash bonuses as a result of the closing of the transaction, including a $50,000 bonus received by Greg Metz, the Chief Financial Officer of NovaStar Financial.

Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”), NovaStar Financial announced that on January 8, 2008, the Audit Committee of the Board of Directors of NovaStar Financial committed NovaStar Financial to a workforce  reduction  pursuant to an exit or disposal plan (the "January 8th Plan") as described in paragraph 8 of Financial  Accounting Standards Board Statement of Financial  Accounting  Standards No. 146 Accounting for Costs Associated with Exit

or Disposal Activities (SFAS No. 146), under which material charges  will  be  incurred  under  generally accepted  accounting   principles applicable to the Company.

Pursuant to the January 11th Announcement, NovaStar Financial announced that it  is  undertaking  the  January 8th Plan in  connection  with  its  decision  to discontinue  its retail and  brokerage operations in order to preserve cash and reduce debt and in light of the its  inability to satisfy certain minimum licensing  requirements  for  these  operations  relating  to the net  worth and financial  condition  of NovaStar Financial.  NovaStar Financial and its  subsidiaries  will surrender to appropriate  regulatory authorities or otherwise allow to lapse all licenses  and  other  governmental   authorizations  relating  to  its  mortgage origination   and  brokerage   businesses.   Discontinuing   such  licenses  and governmental  authorizations  may  hinder or  otherwise  negatively  affect  the ability  of NovaStar Financial  to  recommence  a mortgage  origination  and  mortgage brokerage business if market conditions improve.

Pursuant to the January 11th Announcement, NovaStar Financial stated that the January 8th Plan will result in the  elimination of  approximately  170  positions.  The Company  expects  to  have  approximately 30  employees, overall, after this reduction in workforce. Subject to completion of the necessary legal notices and requirements, NovaStar Financial announced that implementation of the January 8th Plan will begin immediately and is expected to conclude during the first quarter of 2008.

Pursuant to the January 11th Announcement, NovaStar Financial announced that its mortgage portfolio management  operations were not affected by the reduction.

Pursuant to the January 11th Announcement, NovaStar Financial announced that it estimates that the total pre-tax charge to earnings associated with the January 8th Plan will range between $1.3 million and $1.8 million, consisting primarily of cash expenditures for severance costs. NovaStar Financial anticipates that substantially all of the pre-tax charges to earnings and cash expenditures will be incurred in the first quarter of 2008; however, some may be incurred in the second quarter of 2008.

Pursuant to the Form 8-K filed on January 14, 2008 (the “January 14th Announcement”), NovaStar Financial announced that on January 11, 2008, the NYSE  Regulation announced that the common  stock of  NovaStar  Financial (ticker symbol:  NFI) and the Company's 8.90% Series C Cumulative  Redeemable  Preferred Stock (ticker  symbol:  NFI PR C) will be suspended  prior to the opening of the market on Thursday, January 17, 2008.

Pursuant to the January 14th Announcement, NovaStar Financial announced that the NYSE  Regulation  had  previously  announced on October 17, 2007 that it had determined that NovaStar Financial's  securities  should be removed from the list. NovaStar Financial requested a review of this  determination by a Committee of the Board of Directors  of the NYSE  Regulation  ("Committee"),  which  review  was  held on Tuesday, December 5, 2007. The staff of the NYSE Regulation notified NovaStar Financial that the Committee had affirmed the NYSE Regulation Staff's determination that
NovaStar Financial should be delisted by letter on January 10, 2008, citing the termination of the NovaStar Financial’s status as a Real Estate  Investment Trust and its  failure to qualify for original listing as a corporation, in support of its determination that its securities are no longer suitable for continued listing on the NYSE. Following suspension, application will be made to the Securities and Exchange  Commission to delist NovaStar Financial's common and preferred shares.

Pursuant to the January 14th Announcement, NovaStar Financial announced that it has been advised  that its shares are eligible for quotation on the Pink Sheets, an electronic quotation service for   securities traded over-the-counter, effective with the opening of trading on Thursday, January 17,
2008.  NovaStar Financial has been informed that shortly after the close of business on Wednesday,  January 16, 2008,  its  Pink Sheets trading symbol can be found on the Over The Counter Bulletin Board website www.otcbb.com.

Pursuant to a Form 8-K filed on March 20, 2008 (the “March 20th Announcement”), NovaStar Financial announced that on March 17, 2008, NovaStar Financial, NovaStar, NFI Holding and NovaStar Home  Mortgage, Inc. ("NHMI" and, with NovaStar Financial, NovaStar and NFI  Holding, the "NovaStar  Defendants") and American Interbanc Mortgage, LLC ("Plaintiff") entered into a Confidential Settlement

Term Sheet Agreement (the "Settlement Terms") with respect to the actions, judgments and claims described below.

Pursuant to the March 20th Announcement, NovaStar Financial announced that on March 2002,  Plaintiff  filed an action  against  NHMI in Superior Court of Orange County, California entitled American Interbanc Mortgage LLC v. NovaStar Home Mortgage, Inc. et. al. (the "California Action").

Pursuant to the March 20th Announcement, NovaStar Financial stated that in the California  Action, Plaintiff alleged that NHMI and two other mortgage companies ("Defendants") engaged in false  advertising and unfair competition under certain California statutes and interfered intentionally with Plaintiff's prospective economic relations.  On May 4, 2007, a jury returned a verdict by a 9-3 vote awarding Plaintiff $15.9 million.  The court trebled the award, made adjustments for amounts paid by settling Defendants, and entered a $46.1 million judgment against Defendants on June 27, 2007.  The award is joint and several against the Defendants, including NHMI.  It is unknown if the other two Defendants, one of which has filed a bankruptcy petition, have the financial ability to pay any of the award.

Pursuant to the March 20th Announcement, NovaStar Financial stated that NHMI's motion for the trial court to overturn or reduce the verdict was denied on August 20, 2007, and NHMI appealed that decision (the "Appeal").  Pending the Appeal, Plaintiff commenced enforcement actions in the states of Missouri (the "Kansas City Action") and Delaware, and obtained an enforcement judgment in Delaware (the "Delaware Judgment").  On January 23, 2008, Plaintiff filed an involuntary petition for bankruptcy against NHMI under 11 U.S.C. Sec. 303, in the United  States Bankruptcy Court for the Western District of Missouri (the "Involuntary"). Plaintiff was joined by two individuals alleging claims totaling $150 in the Involuntary filing. NHMI filed an answer and contested the standing of Plaintiff and the individuals to be petitioning creditors in bankruptcy.

Pursuant to the March 20th Announcement, NovaStar Financial stated that on March  17,  2008,  the  NovaStar  Defendants  and  Plaintiff  entered  into the Settlement Terms with respect to the California Action, the Judgment, the Kansas City Action, the Delaware Judgment, the Involuntary, and all related claims. The parties  agreed to negotiate a longer-form  definitive  settlement  agreement to replace the Settlement Terms but, absent execution of such an agreement by March 24, 2008, the Settlement Terms become the final,  binding  settlement  agreement between the parties.

Pursuant to the March 20th Announcement, NovaStar Financial stated that under the Settlement  Terms, the parties agreed to move to dismiss the Involuntary.  Within ten (10) business days after notice  of entry of the dismissal of the Involuntary, the NovaStar Defendants will pay Plaintiff $2,000,000 plus the balance in an account established by order of the Bankruptcy Court in an amount no less than $50,000 (but not  anticipated to be greater than $65,000  at the time of  payment), with NHMI obligated to otherwise satisfy obligations to its identified creditors up to $48,000.  The parties also agreed to extend the Appeal briefing period pending finalization of the settlement of the other actions, judgments and claims, as described below.

Pursuant to the March 20th Announcement, NovaStar Financial stated that the Settlement Terms provide that, subject to payment of the amounts described bove and satisfaction of certain other conditions, the parties will dismiss the California  Action as to NHMI and the Kansas City Action and Delaware  Judgment, effect notice of satisfaction of the Judgment, and effect a mutual release of all claims that were or could have been raised in any of the foregoing or that are related to the subject matter  thereof, upon the earliest of the following: (i) July 1,  2010, (ii) a waiver by Wachovia of Wachovia's  right to file an involuntary bankruptcy proceeding against any of the NovaStar Defendants prior to July 1, 2010, (iii) an extension of the maturity date of NovaStar Financial's indebtedness to Wachovia  until at least July 1, 2010, or (iv) delivery to Plaintiff of written documentation evidencing the full satisfaction of NovaStar Financial's current indebtedness to Wachovia.

Pursuant to the March 20th Announcement, NovaStar Financial announced that in addition to the  initial payments to be made to the Plaintiff following dismissal of the Involuntary, NovaStar Financial will pay Plaintiff $5.5 million if, prior to July 1, 2010, (i) NovaStar Financial's average common stock market  capitalization is at least $94.4 million over a period of five (5) consecutive business days, or (ii) the holders of NovaStar Financials's common stock are paid $94.4 in net asset value as a result of any sale of it or its  assets.  If NovaStar Financial is sold  prior to July 1,  2010 for less than $94.4 million and ceases to be a public company, then it will obligate the purchaser either to immediately pay $2 million to Plaintiff, or to pay Plaintiff $5.5 million in the event the value of the company exceeds  $94.4 million prior to July 1, 2010 as determined by an independent valuation company.

Pursuant to the March 20th Announcement, NovaStar Financial announced that it makes no  assurances  with  regard to its  ability  to satisfy any of the conditions described or referenced above.  NovaStar Financial also announced that without limiting the foregoing, it has obtained no commitment  from Wachovia with regard to any action that may be required of Wachovia in order to effect, prior to July 1, 2010, the dismissals and releases described above.  Nothing herein or in the Settlement Terms should be construed as a belief, projection, assumption, or indication of intent of NovaStar Financial or its management regarding any future event, any industry or market conditions, or its financial condition,  stock price, or business plans or strategies. Information  concerning  NovaStar Financial, including  without limitation, its assets and results of operations, its business plans and strategies, and its financing arrangements with Wachovia, is contained in NovaStar Financial's  periodic  filings with the SEC.

Pursuant to a Form 8-K filed on March 28, 2008 (the “March 28th Announcement”), NovaStar Financial announced that it and certain of its affiliates (the "Company") entered into a Master  Repurchase Agreements Waiver ("Prior Waiver Agreement") with Wachovia. Pursuant to the Prior Waiver Agreement, Wachovia, among other things, amended, for a period ending on April 11, 2008, the requirement under the Agreements described in the March 28th Announcement (“Agreements”) that NovaStar Financial maintain liquidity of at least $30 million to require it to maintain liquidity of at least $15 million during the period ending April 11, 2008. As of March 24, 2008, the amount owed under the Agreements was $18.9 million and NovaStar Financial was no longer in compliance with the amended requirement under the Agreements that it maintain liquidity of least $15 million. As a result of such non-compliance, Wachovia had the right to accelerate and demand immediate payment of the entire amount owing to it, to liquidate all related collateral and to exercise other remedies. NovaStar Financial remained out of compliance with the Agreements as amended by the Prior Waiver Agreement until the execution of the Waiver Agreement described in the March 28th Announcement. During such period Wachovia did not accelerate any amounts owed to it or exercise any other available remedy. On March 27, 2008, NovaStar Financial entered into a Master Repurchase Agreements Waiver ("Waiver Agreement") with Wachovia pursuant to which, for a period ending on April 30, 2008 (the "Waiver Period"), Wachovia agreed not to enforce, and waived any breach or event of default that would otherwise have resulted solely from the Nova Star Financial's failure to comply with, the requirement under the Agreements that it maintain a specified adjusted tangible net worth. Further, the requirement under the Agreements that NovaStar Financial maintain liquidity of at least $30 million was amended to require it to maintain liquidity of at least $9.5 million during the Waiver Period. It is provided in the March 28th Announcement that Wachovia expressly reserved the right to terminate the Waiver Agreement prior to April 30, 2008, if any other event of default or breach occurs under the Agreements other than as described above.

•	The following section is added to the Prospectus Supplement immediately after the section entitled, “The Mortgage Loan Pool—NovaStar Underwriting Guidelines” on page S-44 of the Prospectus Supplement:

Recent Accredited Developments

Pursuant to a Form 12b-25 filed on March 2, 2007 (the “March 2nd Announcement”), Accredited Home Lenders Holding Co. (“Accredited Holding Co.”), the parent of Accredited Home Lenders, Inc. which is the parent of Aames Capital Corporation, one of the responsible parties in connection with the GSAMP 2006-HE8 Mortgage Pass-Through Certificates, Series 2006-HE8, announced that it was delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Accredited Holding Co. announced that it anticipates its results from operations for the full year 2006 will reflect an approximately $100 million decline in net income from the approximately $155 million reported for the year ended December 31, 2005.  According to the announcement, this decline in net income excludes purchase accounting adjustments, including adjustments to goodwill, if any, relating to Accredited Holding Co.’s acquisition of Aames Capital Corporation (“Aames”) in the fourth quarter of 2006.  Due to the recent market conditions in the non-prime mortgage industry, Accredited Holding Co.

announced that it is evaluating whether any of the goodwill established in the acquisition of Aames has been impaired.  Additionally, Accredited Holding Co. stated in the announcement that if it determines that the goodwill established in the acquisition has been impaired, Accredited Holding Co. intends to charge-off such goodwill, resulting in a non-cash charge for the period ended December 31, 2006, the impact of which, according to Accredited Holding Co., would not affect Accredited Holding Co.’s operations, tangible book equity, cash or liquidity.

Additionally, Accredited Holding Co. announced that it believes the decline in net income was primarily driven by an increase in operating and other expenses relating to Accredited Holding Co.’s recently completed acquisition of Aames, a deteriorating credit environment and challenging market conditions.  Accredited Holding Co. stated in the announcement that while Accredited Holding Co. believes that it has considered all factors which may impact its results of operations, there can be no assurance that Accredited Holding Co. has successfully identified all matters affecting those results or that additional adjustments will not be required prior to the completion of Accredited Holding Co.’s audit for fiscal year 2006.

Pursuant to a Form 8-K filed on March 14, 2007 (the “March 14th Announcement”), Accredited Holding Co. announced that it was currently exploring various strategic options, including raising additional capital to enhance liquidity and provide Accredited Holding Co. with the flexibility to retain or sell originated loans based on an assessment of the best overall return. Accredited Holding Co. stated that its available cash resources have been affected primarily by margin calls under its warehouse and repurchase facilities since January 1, 2007, all of which have been met to date, as well as ongoing loan repurchases. Accredited Holding Co. reported that it has paid approximately $190 million in margin calls on its facilities since January 1, 2007. Approximately two-thirds of those margin calls have been received and paid since February 15, 2007.

In addition, according to the March 14th Announcement, Accredited Holding Co. is seeking waivers and extensions of waivers of certain financial and operating covenants under its warehouse and repurchase facilities, including waivers relating to required levels of net income. Accredited Holding Co. has been operating under various waivers under these facilities since December 31, 2006.  Accredited Holding Co. stated that there can be no assurance that Accredited Holding Co. will be successful in receiving any of the required waivers.  Accredited Holding Co. also reported that it is pursuing certain cost restructuring initiatives, including further workforce reductions.

Pursuant to a Form 8-K filed on March 20, 2007 (the “March 20th Announcement”), Accredited Holding Co. announced that it had received a commitment for a $200 million term loan from one or more entities managed by Farallon Capital Management, L.L.C. ("Farallon").  Accredited Holding Co. stated that the proceeds of the loan will be available for general working capital, the funding of mortgage loans and other corporate needs and that the loan will have a five-year term, an interest rate of 13% per year, and will be able to be repaid by Accredited Holding Co. at any time over the life of the loan, subject to certain conditions and prepayment fees. According to the March 20th Announcement, Accredited Holding Co. stated that the loan will be a secured obligation of Accredited Holding Co. and its subsidiaries.  Accredited Holding Co. stated that in connection with the term loan, Accredited Holding Co. will issue Farallon approximately 3.3 million warrants in a private placement, with an exercise price equal to $10 per share and that the warrants will expire ten years from their issuance date.  In addition, Accredited Holding Co. stated that Farallon will also receive certain preemptive rights to purchase additional equity securities of Accredited Holding Co. and certain registration rights with respect to its equity securities in Accredited Holding Co..  Accredited Holding Co. stated that the closing of the proposed transaction is subject to completion of definitive documentation, receipt of required third party and governmental consents and licenses, and certain other conditions.

In addition, according to the March 20th Announcement, Accredited Holding Co. stated that it determined that changes are required to the amount of goodwill established in its acquisition of Aames in the fourth quarter of 2006.  Accredited Holding Co. stated that the previous goodwill estimate was based on the market price of Accredited Holding Co.’s common stock as of the closing date of the transaction, which was October 1, 2006.  Accredited Holding Co. stated that it determined that the goodwill should have been established based on the market price of Accredited Holding Co.’s common stock on the announcement date of the transaction of May 25, 2006, resulting in total goodwill of approximately $130 million.  Further,  Accredited Holding Co. stated that it determined that the entire amount of goodwill established has been impaired and will be charged-off in the quarter ended December 31, 2006 and that this goodwill charge-off will not affect Accredited Holding Co.’s operations, tangible book equity, cash or liquidity.

Pursuant to the March 20th Announcement, Accredited Holding Co. announced that it had received notice from the NASDAQ staff that Accredited Holding Co.’s common stock is subject to delisting from The NASDAQ Stock Market.  Accredited Holding Co. stated that it intends to request a hearing before a NASDAQ panel to appeal the determination.  Accredited Holding Co. stated that until a written notification of the NASDAQ panel’s decision and/or the expiration of any exception period granted by the NASDAQ panel, Accredited Holding Co.’s stock will continue to be traded on NASDAQ.

Pursuant to a Form 8-K filed on April 2, 2007 (the “April 2nd Announcement”), Accredited Holding Co. announced that on March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the registered independent public accounting firm for Accredited Holding Co., verbally advised Accredited Holding Co. and the Audit Committee of the Board of Directors of Accredited Holding Co. (the “Audit Committee”) of its resignation as Accredited Holding Co.’s independent auditors.  Accredited Holding Co. stated that Grant Thornton further advised that it declined to complete the audit of Accredited Holding Co.’s financial statements for the year ended December 31, 2006.  According to the April 2nd Announcement, Accredited Holding Co. stated that on March 30, 2007, Grant Thornton provided the Audit Committee with a letter dated March 27, 2007 (the “Grant Thornton Accredited Letter”) regarding its resignation as Accredited Holding Co.’s independent auditors.

According to the April 2nd Announcement, Accredited Holding Co. stated that the Audit Committee did not request or approve the resignation of Grant Thornton. Accredited Holding Co. stated that the Audit Committee has voluntarily reported Grant Thornton’s resignation to the SEC. In addition, Accredited Holding Co. stated that the Audit Committee is reviewing the circumstances relating to Grant Thornton’s resignation and that the Audit Committee has begun the process of searching for a new registered public accounting firm and will file a Current Report on Form 8-K upon the engagement of a new auditing firm.  Accredited Holding Co. stated that no assurance can be given as to when a new auditing firm might be selected.  In addition, Accredited Holding Co. stated that Grant Thornton’s audit report on Accredited Holding Co.’s consolidated financial statements as of and for the year ended December 31, 2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

In addition, according to the April 2nd Announcement, Accredited Holding Co. stated that during the period from June 14, 2005 (the date Grant Thornton was engaged as auditor) through December 31, 2005, and during the period from January 1, 2006 to the date of such report, there have been no disagreements between Accredited Holding Co. and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its opinion on Accredited Holding Co.’s consolidated financial statements for the year ended December 31, 2005. Accredited Holding Co. stated that there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except that Grant Thornton advised Accredited Holding Co. of the need to significantly expand the scope of its audit of Accredited Holding Co.’s financial statements for the year ended December 31, 2006 and, due to Grant Thornton’s resignation, Grant Thornton did not so expand the scope of its audit.

According to the April 2nd Announcement, Accredited Holding Co.’s prior auditor, Deloitte & Touche LLP was dismissed by Accredited Holding Co. on June 14, 2005, as previously reported in a Form 8-K filed by Accredited Holding Co. on June 20, 2005, as amended by Form 8-K/A filed by Accredited Holding Co. on August 4, 2005.

According to the April 2nd Announcement, the Grant Thornton Accredited Letter stated that Grant Thornton disagreed with Accredited Holding Co. in that Grant Thornton stated that it does not need the approval of the Audit Committee to resign as Accredited Holding Co.’s independent auditors.

Pursuant to a Form 8-K filed on April 5, 2007 (the “April 5th Announcement”), Accredited Holding Co. announced that on March 30, 2007, Accredited Holding Co. and certain of its subsidiaries entered into a secured loan agreement (the “Loan Agreement”) with Mortgage Investment Fundings, L.L.C. (“MIF”), a lending entity managed by Farallon.

According to the April 5th Announcement, Accredited Holding Co. announced that pursuant to the Loan Agreement, MIF extended term loans guaranteed by Accredited Holding Co. in an aggregate principal amount of $230,000,000.  Accredited Holding Co. stated that the proceeds of the loan are available to fund repurchase obligations of Accredited Holding Co. and certain of its subsidiaries, to satisfy margin calls from Accredited Holding Co.’s warehouse lenders, to fund mortgage loan originations, to pay for transaction costs in connection with the transaction, for general working capital and other corporate needs of Accredited Holding Co. and to repay certain specified indebtedness.   Accredited Holding Co. stated that, among other things, the Loan Agreement requires that Accredited Holding Co. maintain liquidity of at least $75,000,000 at all times.  Accredited Holding Co. stated that if an event of default exists under the Loan Agreement, Farallon will be able to terminate the loan facility and accelerate the maturity of all outstanding loans under the Loan Agreement.

Pursuant to a Form 8-K filed on April 12, 2007 (the “April 12th Announcement”) Accredited Holding Co. announced that it has engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”) as its independent registered public accounting firm, effective as of April 9, 2007.  Accredited Holding Co. stated that Squar Milner will begin work immediately to complete the audit of Accredited Holding Co.’s financial statements for the year ended December 31, 2006 and that Squar Milner succeeds Grant Thornton as Accredited Holding Co.’s registered independent public accounting firm.

According to the April 12th Announcement, Accredited Holding Co. stated that neither it nor anyone acting on its behalf consulted with Squar Milner during the period from January 1, 2005 through the date of Grant Thornton’s resignation regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Accredited Holding Co.’s financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).  Accredited Holding Co. stated that subsequent to the date of Grant Thornton’s resignation, in connection with the possible engagement of Squar Milner as Accredited Holding Co.’s new independent public accountants, Accredited Holding Co. did discuss with Squar Milner the circumstances of Grant Thornton’s resignation, including Grant Thornton’s informing Accredited Holding Co. of the need to significantly expand the scope of its audit of Accredited Holding Co.’s financial statements for the year ended December 31, 2006, considered a reportable event under Item 304(a)(1)(v) of Regulation S-K.

Pursuant to a Form 8-K filed on April 23, 2007 (the “April 23rd Announcement”), Accredited Holding Co. announced that Accredited Mortgage Loan REIT Trust (“Accredited REIT”), an indirect subsidiary of Accredited, was notified by the regulatory arm of the New York Stock Exchange (“NYSE Regulation”) on April 18, 2007 that the NYSE Regulation staff will monitor the status of Accredited REIT’s annual report on Form 10-K and related public disclosures for a six-month period beginning April 17, 2007.  Accredited Holding Co. stated that the notice was generated as the result of Accredited REIT’s failure to file its annual report for the year ended December 31, 2006 with the Securities and Exchange Commission (“SEC”) on a timely basis.

According to the April 23rd Announcement, Accredited Holding Co. stated that if Accredited REIT fails to file its annual report within six months from its filing due date of March 16, 2007, Accredited REIT intends to submit an official request to the NYSE to allow its preferred shares to trade for up to an additional six months, as prescribed by the NYSE Regulation’s notice to Accredited REIT.  Accredited Holding Co. announced that in the meantime, Accredited REIT is working with Squar, Milner, Patterson, Miranda and Williamson, LLP, its new independent public accountant, to complete the audit in order to file Accredited REIT’s annual report with the SEC as soon as possible.

Pursuant to a Form 8-K filed on April 26, 2007 (the “April 26th Announcement”), Accredited Holding Co. announced that based upon current adverse market conditions in the commercial paper market for non-prime mortgage originators, it took an initial step in the termination of Accredited Holding Co.’s Carmel Mountain Funding Trust Asset-Backed commercial paper program.

According to the April 26 Announcement, upon the termination of the above agreements, pursuant to an amendment to the asset-backed commercial paper program, no default will have occurred thereunder, but the related trust (the “Accredited CP Trust”) will no longer have the ability to acquire mortgage loans or issue commercial paper.

According to the April 26 Announcement, the Accredited CP Trust has delivered a notice to Deutsche Bank Trust Company Americas, the Indenture Trustee, for delivery to the holders of the subordinated notes issued by the Accredited CP Trust, a notice of optional repurchase with respect to such notes. Accredited Holding Co. expects that the Accredited CP Trust will repurchase and cancel these notes on the payment date on May 25, 2007, with available cash currently held within the Accredited CP Trust and on such date the asset-backed commercial paper program will have terminated.

Pursuant to a Form 8-K filed on May 11, 2007 (the “May 11th Announcement”), Accredited Holding Co. announced that it filed a Form 12b-25 in connection with the delayed filing of it’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.  According to the May 11th Announcement, Accredited Holding Co. stated that, pending Squar Milner’s final completion of its audit, Accredited Holding Co. originated approximately $1.9 billion of mortgage loans in the U.S. and Canada during the quarter ended March 31, 2007, down 47%, from $3.6 billion for the comparable period in the prior year.

In addition, according to the May 11th Announcement, Accredited Holding Co. stated that it closed a $760 million asset-backed, on-balance sheet securitization on January 30, 2007 compared to a $ 1.0 billion securitization in the first quarter of 2006.   According to the May 11th Announcement, Accredited Holding Co. stated that during the first quarter 2007, Accredited Holding Co. sold approximately $3.5 billion in mortgage loans for cash.  Accredited Holding Co. stated that of the $3.5 billion sold, approximately $800 million of loans were sold at a weighted average net price of 100.63% and $2.7 billion of loans, which included substantially all performing and non-performing loans in inventory on March 6, 2007, were sold at a substantial discount to par value and resulted in a pre-tax charge of approximately $160 million.  According to the May 11th Announcement, Accredited Holding Co. stated that during the comparable quarter of 2006, Accredited Holding Co. sold $3.0 billion in mortgage loans at a weighted average net premium to par value of approximately 2.10%. In addition, Accredited Holding Co. stated that in March 2007, it signed a $400 million forward sale agreement, priced at 100.625%, for loans to be delivered in the second quarter.

According to the May 11th Announcement, Accredited Holding Co. stated that its servicing portfolio totaled approximately $9.1 billion at March 31, 2007. Accredited Holding Co. stated that the serviced portfolio decreased approximately $500 million from approximately $9.6 billion at March 31, 2006. Accredited Holding Co. stated that this was primarily due to the decline in the number and sizes of its securitizations in 2006 and 2007. In addition, according to the May 11th Announcement, Accredited Holding Co. stated that delinquent loans (30 or more days past due, including foreclosures and real estate owned) comprised 8.96% of the serviced portfolio at March 31, 2007, compared to 8.26% and 2.85% at December 31, 2006 and March 31, 2006, respectively.

According to the May 11th Announcement, Accredited Holding Co. stated that its recent performance has been and continues to be negatively impacted by fierce pricing competition, ongoing product contraction, higher delinquencies and losses, and activities associated with the acquisition of Aames that was effective on October 1, 2006.  Accredited Holding Co. stated that it has been pursuing certain cost restructuring initiatives, including workforce reductions, as the result of lower loan origination volume and the turbulent mortgage industry.  In addition, Accredited Holding Co. stated that it has reduced its workforce from approximately 4,200 as of December 31, 2006, to approximately 2,900 as of March 31, 2007.

According to the May 11th Announcement, Accredited Holding Co. stated that it anticipates a significant loss in the quarter ended March 31, 2007 compared to net income of $35.8 million for the comparable period in 2006.  Accredited Holding Co. stated that among other items affecting the results for the quarter ended March 31, 2007, were the losses on loan dispositions in the first quarter, expenses associated with higher delinquencies and cost restructuring initiatives discussed above. Accredited Holding Co. stated that it is evaluating the recoverability of tax assets and the amount of necessary valuation allowance.  Accredited Holding Co. stated that it believes that approximately $100 million is recoverable from taxes paid in prior years, and the realization of any additional tax benefit will be dependent on future taxable income.

According to the May 11th Announcement, Accredited Holding Co. stated that had more than $350 million of available cash on hand at March 31, 2007, which compared to approximately $300 million at March 31, 2006, primarily as a result of the $230 million term loan from Farallon. Accredited Holding Co. stated that it is continuing to work with its financial and legal advisors to explore various strategic options that could include, but are not limited to, raising additional capital, a merger, or other strategic transaction. Accredited Holding Co. stated that while it believes that it has considered all factors which may impact its results of operations, there can be no assurance that it has successfully identified all matters affecting those results or that additional adjustments will not be required prior to the completion of its financial statements for the three months ended March 31, 2007.

Pursuant to a Form 8-K filed on May 17, 2007 (the “May 17th Announcement”), Accredited Holding Co. announced that on May 15, 2007, it received an additional deficiency notice from the NASDAQ Listing Qualifications Staff.  Accredited Holding Co. stated that NASDAQ issued the notice, as required by its Marketplace Rules, in connection with Accredited Holding Co.’s announcement that it will not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 prior to expiration of the 12b-25 extension period.  Accredited Holding Co. stated that NASDAQ Marketplace Rule 4310(c)(14) requires that listed companies provide to NASDAQ, on a timely basis, all filings required by the SEC.  Accredited Holding Co. stated that the additional notice stated that Accredited Holding Co.’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 could serve as an additional basis for the delisting of its securities from NASDAQ.

According to the May 17th Announcement, Accredited Holding Co. stated that following its receipt of the initial notice on March 16, 2007, Accredited Holding Co. requested and was granted a hearing before the NASDAQ Listing Qualifications Panel (“Panel”) on May 3, 2007 to present its plan to regain compliance with NASDAQ’s filing requirement.  Accredited Holding Co. stated that as of the May 17th Announcement, the Panel has not rendered a determination in this matter.  Accredited Holding Co. stated that in the most recent notice, NASDAQ provided Accredited Holding Co. with the opportunity to make a submission with respect to the Form 10-Q by May 21, 2007. Accredited Holding Co. stated that it intends to provide a timely submission to NASDAQ for its review. Accredited Holding Co. stated that its stock will continue to trade on NASDAQ pending the issuance of the Panel’s decision in this matter and/or the expiration of any exception period granted by the Panel.

Pursuant to a Form 8-K filed on June 4, 2007, Accredited Holding Co. announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), with LSF5 Accredited Investments, LLC (“LSF”), and LSF5 Accredited Merger Co., Inc. a wholly-owned subsidiary of Parent (the “Accredited Purchaser”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Accredited Purchaser will merge with and into Accredited Holding Co. and Accredited will continue as the surviving entity in the merger as a wholly-owned subsidiary of LSF.

Pursuant to a Form 10-K filed on August 2, 2007 (the “August 2nd Announcement”), Accredited Holding Co. announced that it faces significant challenges due to adverse conditions in the non-prime mortgage industry, and that Accredited Holding Co. may not be able to continue to operate as a going concern.  In addition, Accredited Holding Co. stated that unless the values of its mortgage products cease their decline, and Accredited Holding Co. is able to obtain new sources of liquidity and waivers and modification of the covenants in its credit facilities, Accredited Holding Co. may seek protection under bankruptcy laws.

In addition, pursuant to the August 2nd Announcement, Accredited Holding Co. announced that margin calls  from its lenders could harm Accredited Holding Co.’s liquidity, results of operation, financial condition and business prospects.  Accredited Holding Co. stated that if the frequency, volume or size of margin calls increases significantly, it would have a material and adverse impact on its ability to continue as a going concern. In addition, Accredited Holding Co. stated that in order to obtain cash to satisfy a margin call or a net loss payment obligation, it may be required to liquidate assets at a disadvantageous time, which could cause Accredited Holding Co. to incur further losses and adversely affect its results of operations and financial condition.

In addition, pursuant to the August 2nd Announcement, Accredited Holding Co. announced that Squar Milner stated in its report to Accredited Holding Co.’s board of directors that if the merger with the Accredited Purchaser is not consummated or market conditions deteriorate further, Accredited Holding Co.’s financial and operational viability is uncertain and that the ultimate outcome of the merger with the Accredited Purchaser is not presently determinable.

Pursuant to a press release dated August 10, 2007, Accredited Holding Co. announced that it received regulatory approvals from states representing over 95% of its loan production volume for 2006, thereby satisfying one of the primary conditions to the close of the tender offer for its outstanding stock by an affiliate of LSF, which is scheduled to expire at midnight on August 14, 2007.

Pursuant to a Form 8-K filed on August 10, 2007 (the “August 10 Announcement”), Accredited Holding Co. announced that it will not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 prior to expiration of the 12b-25 extension period.

Pursuant to a Schedule 14D-9 filed on August 13, 2007 (the “August 13th Announcement”), Accredited Holding Co. announced that it filed a lawsuit (the “Lawsuit”) against LSF seeking specific performance of LSF’s obligations to close its tender offer for the outstanding common stock of Accredited Holding Co. and to complete the merger with Accredited Holding Co.  Accredited Holding Co. stated that the Merger Agreement expressly provides that changes generally affecting the non-prime industry in which Accredited Holding Co. operates which have not disproportionately affected Accredited Holding Co. do not provide a basis for LSF to fail to honor its obligations.  Accredited Holding Co. stated that LSF may not refuse to honor its obligations based on any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity and/or prospects of Accredited Holding Co. substantially resulting from circumstances or conditions existing as of the date that the Merger Agreement was signed that were generally publicly known as of such date or that had been previously disclosed by Accredited Holding Co. to LSF.

Pursuant to a Form 10-K filed on August 14, 2007 (the “August 14th Announcement”), Accredited Holding Co. announced that it had received an additional deficiency notice from the NASDAQ Listing Qualifications Staff.  According to the August 14th Announcement, NASDAQ stated that Accredited Holding Co.’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 could serve as an additional basis for the delisting of Accredited Holding Co.’s securities from NASDAQ. According to its August 14th Announcement, Accredited Holding Co. intends to provide a timely submission to NASDAQ for its review. Accredited Holding Co. stated that its stock will continue to trade on NASDAQ pending the issuance of the Panel’s decision in this matter and/or the expiration of any exception period granted by the Panel.

Pursuant to a press release dated August 20, 2007, (the “August 20th Announcement”), LSF announced that it had filed an answer and counterclaims in response to the complaint filed on August 13, 2007 by Accredited Holding Co..  According to LSF’s August 20th Announcement, LSF stated that it denied Accredited Holding Co.'s claims that LSF is in breach of its obligations under the Merger Agreement with Accredited Holding Co. and that it has repudiated the Merger Agreement. Additionally, pursuant to the August 20th Announcement, LSF stated that Accredited Holding Co. would never be entitled to an injunction enforcing the Merger Agreement against LSF because Accredited Holding Co.'s only possible contractual remedy is a reverse break-up fee of $12 million.

According to the August 20th Announcement, LSF stated that Accredited Holding Co. has not met the conditions to closing the current tender offer because it has suffered a “material adverse effect”, and has materially breached numerous other obligations to LSF. LSF stated that it believes it is entitled to terminate the Merger Agreement at its option any time and is seeking a court order to that effect.

Pursuant to a form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Accredited Holding Co. announced that it will take several steps to restructure its overall operations in response to the ongoing turmoil in the non-prime mortgage industry and will implement certain changes to its loan origination and settlement services platforms. Accredited Holding Co. announced that substantially all of the retail lending business consisting of 60 retail branch locations and 5 centralized retail support locations will be effectively closed as of September 5, 2007. Accredited Holding Co. stated that will continue to operate its San Diego-based customer retention unit that assists its loan servicing customers.

In addition, Accredited Holding Co. announced that five of its ten wholesale divisions will be substantially closed effective September 5, 2007. Accredited Holding Co. stated that effective immediately, no new U.S. loan applications will be accepted, however Accredited Holding Co. will honor existing commitments. Accredited Holding Co. stated that it intends to resume wholesale loan originations based upon improvement in market conditions.

Additionally, Accredited Holding Co. reported in its August 23rd Announcement that its servicing platform for its loan portfolio of $8.4 billion as of June 30, 2007 will not be affected by the restructuring.

In its August 23rd Announcement, Accredited Holding Co. stated that, with the restructuring and the recently announced trade of approximately $1 billion of the Company's loan inventory with a right to repurchase, it believes that the cash flows from the its securitized loans, servicing income and other income will enable it to maintain its downsized operations until market conditions improve and it can resume loan origination operations. Additionally, Accredited Holding Co. stated that it expects to maintain its three existing warehouse credit facilities with a total capacity of $1.6 billion for U.S. loan originations and that the trade of loans substantially reduces the outstanding borrowings under its warehouse credit facilities, as well as its exposure to margin calls by the warehouse lenders.

In its August 23rd Announcement, Accredited Holding Co. announced that it has entered into an agreement to trade approximately $1 billion of loans under a 90-day purchase agreement with an investor at an advance rate comparable to the advance rates Accredited Holding Co. is currently receiving from warehouse lenders.  Accredited Holding Co. announced that the initial settlement of a pool of loans consisting of approximately $500 million closed on Friday, August 17, 2007, with the remaining loans trading every other week as borrowers make their first payments due under the loan.  Accredited Holding Co. stated that the final sale of the loans is expected to occur by October 2007.

According to the August 23rd Announcement, Accredited Holding Co. has the ability but not the obligation under the agreement, in its sole discretion, to repurchase all of the loans traded through mid-November 2007 at a premium to the advance rate.  Accredited Holding Co. announced that if it does not repurchase the loans by mid-November, its call right to repurchase the loans expires and the investor will keep the loans with limited recourse to Accredited Holding Co.  In its August 23rd Announcement, Accredited Holding Co. stated that it intends to repurchase the loans subject to the agreement by mid-November and sell or securitize them.

In its August 23rd Announcement, Accredited Holding Co. announced that it does not anticipate that the transaction will either produce or use any significant liquidity at the time of funding, as the advance rates received by the investor are comparable to the advance rates currently received on this collateral by Accredited Holding Co. under its credit facilities. Accredited Holding Co. stated that the transaction will reduce its exposure to margin calls on these loans since the agreement does not permit the investor to decrease the advance rate during the 90-day repurchase period.

Pursuant to a press release dated August 28, 2007 (the “August 28th Announcement”), Accredited Holding Co. announced that LSF extended its tender offer for all outstanding shares of the common stock of Accredited Holding Co. until 12:00 midnight on September 12, 2007, in accordance with LSF’s obligations under the Merger Agreement with Accredited Holding Co.  According to the August 28th Announcement, as of the close of business on August 27, 2007, LSF had received approximately 18,639,112 tendered shares of Accredited Holding Co., subject to withdrawal, representing approximately 74.19% of the outstanding shares of Accredited Holding Co.

Pursuant to a press release filed on August 31, 2007, LSF announced that it delivered a letter (the “August 30th Letter”) to the Board of Directors of Accredited Holding Co., which stated that LSF is prepared, with the consent of Accredited Holding Co., to amend the offer immediately to change the offer price to $8.50 per common share of Accredited Holding Co., representing a premium of 35% over the closing price of Accredited Holding Co.’s common shares on August 30, 2007.  Additionally, LSF stated in the August 30th Letter that, as part of the amended offer, it would modify the conditions to the offer such that the only substantial condition to the consummation of the offer would be the minimum condition.  According to the August 30th Letter, LSF proposed retaining a condition regarding compliance with representations, warranties and covenants in the Merger Agreement, but proposed waiving all breaches that occurred prior to the date of amendment, including those that are the subject of the litigation.

According to the August 31st Letter, LSF proposed that, immediately following the announcement of the amended offer, each of Accredited Holding Co. and LSF would obtain a dismissal, with prejudice, of the claims and counterclaims constituting the current litigation in Delaware Chancery Court.  Pursuant to the August 30th Letter, LSF would then extend the offer for a period of ten business days following the filing of revised offer documents and, upon commencement of the amended offer, would deposit with an escrow bank all of the funds required to pay for Accredited Holding Co.’s tendered common shares immediately after the minimal conditions to consummation of the offer have been met.

Additionally, according to the August 30th Letter, LSF would also propose to amend the Merger Agreement so that, during the pendency of the amended offer, Accredited Holding Co.’s Board of Directors would be free to solicit and entertain acquisition proposals from third parties and to terminate the Merger Agreement in favor of any offer that its Board of Directors determines to be superior, subject to entry into mutual releases of claims and LSF’s right to match any such offer.

Pursuant to a press release filed on August 31, 2007 (the “August 31st Announcement”), Accredited Holding Co. announced that it will continue to pursue its lawsuit against LSF and two of its affiliates seeking specific performance of LSF’s obligations to close LSF’s tender offer for the outstanding common stock of Accredited Holding Co. at $15.10 per share and to complete the merger with Accredited Holding Co.

Accredited Holding Co. announced in the August 31st Announcement that it believes that all conditions to closing of the tender offer at $15.10 per share were satisfied when more than 97% of Accredited Holding Co.’s outstanding common stock was tendered at the scheduled expiration of the offer on August 14, 2007.  Additionally, Accredited Holding Co. announced that the lawsuit seeking to require LSF to perform its obligations is scheduled for trial in the Delaware Court of Chancery beginning on September 26, 2007.

In the August 31st Announcement, Accredited Holding Co.’s chairman and chief executive officer announced that Accredited Holding Co. believes it has a strong case against LSF and that Accredited Holding Co. has proceeded with discovery in the lawsuit.

According to the August 31st Announcement, Accredited Holding Co.’s board of directors had been meeting with its litigation counsel and financial advisors on a regular basis to discuss the progress of the lawsuit and evaluate its merits.  Pursuant to the August 31st Announcement, Accredited Holding Co. announced that its Board of Directors believes LSF’s proposal to reduce the tender offer price from $15.10 to $8.50 per share is not in the best interest of the shareholders and has rejected it.

Pursuant to Amendment Number 10 to the tender offer statement filed on September 13, 2007, LSF extended the expiration date of the tender offer for the outstanding common shares of Accredited Holding Co. from September 13, 2007 to midnight, New York City time on September 14, 2007.

Pursuant to a Form 8-K filed on September 20, 2007 (the “September 20th Announcement”), Accredited Holding Co. announced that it agreed with LSF to amend the Merger Agreement pursuant to the terms of the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”).  Accredited Holding Co. also announced that, pursuant to the Second Amendment, and upon the terms and subject to the conditions of the Second Amendment, LSF will amend its pending offer (the “Amended Offer”) to acquire all of the outstanding shares of common stock of Accredited Holding Co. to provide for a reduced purchase price of $11.75 per share (the “Amended Offer Price”).  Accredited Holding Co. announced that, pursuant to the Second Amendment, as soon as practicable after the consummation of the Amended Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Second Amendment, Accredited Purchaser will merge with and into Accredited Holding Co. (the “Merger”) and Accredited Holding Co. will become a wholly-owned subsidiary of LSF.  In addition, Accredited Holding Co. announced that, in the Merger, the shares of Accredited Holding Co. remaining outstanding following the consummation of the Amended Offer, other than shares held by LSF, Accredited Purchaser or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Amended Offer Price.

Pursuant to the September 20th Announcement, Accredited Holding Co. announced that it, LSF and Accredited Purchaser entered into an escrow agreement pursuant to which the LSF and Accredited Purchaser have deposited into an escrow fund $295,560,310.75, which represents the aggregate amended tender offer consideration for all outstanding shares of the Company’s common stock as of September 18, 2007.  In addition, Accredited Holding Co. announced that, subject to the terms and conditions of the escrow agreement and the Second Amendment, the funds will be released to Computershare Trust Company, N.A., the depositary for the Amended Offer, upon Accredited Holding Co.’s delivery to the escrow agent of certifications regarding the satisfaction of certain conditions.

Pursuant to the September 20th Announcement, Accredited Holding Co. announced that, pursuant to the terms of the Second Amendment, the parties have jointly filed a stipulation and order staying the Lawsuit.  In addition, Accredited Holding Co. announced that, under certain limited circumstances described in the Second Amendment, it may lift the stay and resume the Lawsuit as if there had been no reduction from the Offer Price of $15.10 per share of its common stock.  Accredited Holding Co. further announced that the Lawsuit will be dismissed with prejudice once certain conditions contained in the Second Amendment are met.

Pursuant to the September 20th Announcement, Accredited Holding Co. announced that the obligation of Accredited Purchaser to accept for payment and pay for the shares tendered in the Amended Offer is subject to the satisfaction of certain closing conditions set forth in the Second Amendment, including the condition that more than 50% of the outstanding shares of the Company’s common stock shall have been validly tendered in accordance with the terms of the Amended Offer and not properly withdrawn.

In addition, pursuant to the September 20th Announcement, Accredited Holding Co. announced that it and  its subsidiary, Accredited, entered into an assignment, assumption and amendment agreement (the “Assignment”) with JPMorgan Chase Bank, N.A. (“JPMorgan”) as the agent for the senior lenders and as assignor and LSF5 Mortgage Line, LLC, as the assignee (the “Assignee”), wherein the existing credit facility with JPMorgan was assigned to the Assignee.  Accredited Holding Co. announced that the Assignment removes the limitation under the existing credit facility that capped the amount available to be borrowed thereunder at approximately $34 million, such that the facility limit will be reinstated at $49 million.  In addition, Accredited Holding Co. announced that the Assignment also provides for the extension of the maturity date to September 27, 2008 and for the forbearance by the Assignee of all of its rights and remedies arising with respect to the credit facility until March 1, 2008.

Pursuant to a Form 8-K filed on October 15, 2007 (the “October 15th Announcement”), Accredited Holding Co. announced that, on October 12, 2007, Accredited Purchaser was merged with and into Accredited Holding Co. pursuant to the Merger Agreement, as amended by the First Amendment, dated as of June 15, 2007, and as further amended by the Second Amendment, dated as of September 18, 2007, with Accredited Holding Co. surviving the merger as a wholly owned subsidiary of Parent.  In addition, Accredited Holding Co. announced that, as a result of the Merger, all outstanding shares of common stock of Accredited Holding Co. (the “Shares”), other than any Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares owned by Accredited Holding Co., LSF or any of their respective subsidiaries, were converted into the right to receive $11.75 in cash per Share, without interest.

Pursuant to the October 15th Announcement, Accredited Holding Co. announced that, following the Merger, on October 12, 2007, at Accredited Holding Co.’s request, NASDAQ filed with the Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 25 in order to effect the delisting of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act.

Pursuant to a second Form 8-K filed October 15, 2007 (the “Second October 15th Announcement”), Accredited Holding Co. announced that it received $100 million of working capital from its new parent, LSF, a subsidiary of Lone Star Fund V (U.S.) L.P.  Accredited Holding Co. announced that LSF acquired all of the outstanding stock of Accredited Holding Co. pursuant to the tender offer completed October 11, 2007, and the subsequent merger consummated on October 12, 2007.  In addition, Accredited Holding Co. announced that, with the support of its new parent, it believes that it can resume lending operations in a manner that will be beneficial over the long term, and that it plans on resuming lending operations beginning October 15, 2007.

Pursuant to the Second October 15th Announcement, Accredited Holding Co. announced that it had received a letter from Mortgage Investments Funding, L.L.C., the lender under the Accredited Holding Co.’s Loan Agreement with Farallon Capital Management, LLC (the “Loan Agreement”), under which the lender stated that it is exercising its option to demand repayment of all outstanding loans under the Loan Agreement as a result of the change in control of Accredited Holding Co.  Accredited Holding Co. Announced that, under the terms of the Loan Agreement, the outstanding loans of $230 million, together with outstanding interest thereon, a premium equal to 2.0% of the outstanding balance of the loans, and all other obligations under the loan agreement are due and payable on the 30th business day following the lender’s delivery of written notice of demand for repayment.  Accredited Holding Co. announced that it received the letter on October 10, 2007.  Accredited Holding Co. announced that it expects to repay all amounts due under the Loan Agreement in accordance with the terms of the Loan Agreement.

Pursuant to a Form 8-K filed on October 25, 2007 (the “October 25th Announcement”), Accredited Holding Co. announced that it, as guarantor, along with Accredited REIT, as issuer, issued a press release on October 19, 2007 announcing that Accredited REIT intends to file a Form 25 with the SEC on or about October 29, 2007 to delist its 9.75% Series A Perpetual Cumulative Preferred Shares (the “Preferred Shares”) from the NYSE and that Accredited REIT and Accrediting Holding Co. each expect to file a Form 15 with the SEC on or about November 8, 2007 to terminate the registration of the Preferred Shares and Accredited Holding Co.’s guarantee of the Preferred Shares under the Securities Exchange Act of 1934.

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The following subsection is added to the Prospectus Supplement under the subheading entitled, “The Servicers—Litton Loan Servicing LP“ after the subsection entitled, “The Servicers—Litton Loan Servicing LP—General” on page S-53 of the Prospectus Supplement:

Recent Litton Developments

Litton’s parent, C-BASS, is engaged principally in the business of investing in credit sensitive single-family residential mortgages and in related securities, including, particularly, subordinated classes of mortgage-backed securities with significant risk of loss as a result of borrower defaults or other credit risks.  A substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is dependent upon the value of its mortgage and securities portfolio as security for outstanding debt.  The current severe disruption of credit markets has led to a decline in collateral values which led lenders to initiate margin calls and impose other limitations on lending secured by mortgage-related assets, resulting in significant liquidity issues for many mortgage lenders and investors.  C-BASS has experienced significant margin calls from its lenders, the frequency and magnitude of which have materially adversely affected C-BASS’s liquidity. C-BASS is currently in default under a number of its financing agreements and has entered into a standstill agreement with certain of its creditors to give C-BASS time to explore strategic alternatives to address its liquidity issues.  There can be no assurance that C-BASS will be able to address successfully its liquidity issues or secure additional financing to preserve adequate liquidity.  Furthermore, the standstill agreement is currently scheduled to expire on November 13, 2007, and there is no assurance that the standstill agreement will be extended.  C-BASS may have to seek bankruptcy protection if it is unable to address these issues.

Litton acts as a co-obligor for one of C-BASS’ borrowings covered by the standstill agreement and as to which a default exists.  In addition Litton has received a temporary waiver of default for another facility for which a subsidiary of Litton acts as a borrower.  Litton currently relies on financing to fund its servicing advance obligations.  The uncertainty facing Litton may cause disruptions in its ability to service the portfolio.  On September 27, 2007 C-BASS entered into a definitive agreement to sell its interest in Litton to The Goldman Sachs Group, Inc. or its affiliates.  The sale agreement is subject to numerous conditions, including, but not limited to, receipt of the agreement of various creditors of C-BASS and Litton to the sale and certain transactions contemplated in relation to the sale.

As discussed below, these developments have affected Litton’s residential servicer ratings with Fitch, S&P and Moody’s.

On July 31, 2007, Fitch placed Litton’s ratings of (i) “RPS1” as an RMBS Primary Servicer - High LTV, (ii) “RPS1” as an RMBS Primary Servicer - Sub Prime, (iii) “RSS1” as an RMBS Special Servicer

and (iv) “RPS2” as an RMBS Primary Servicer - Manufactured Housing, on Rating Watch Negative.  There can be no assurance that Fitch will not take further action with respect to Litton’s ratings in the future.

On August 1, 2007, Moody’s downgraded Litton’s servicer quality ratings as (i) a primary servicer of subprime mortgage loans from “SQ1” to “SQ2”, (ii) a primary servicer of second lien mortgage loans from “SQ1” to “SQ2”, (iii) a primary servicer of manufactured housing mortgage loans from “SQ2-” to “SQ3” and (iv) as a special servicer of mortgage loans from “SQ1” to “SQ2”.  In addition, Moody’s placed Litton’s servicer quality ratings on review.  Moody’s also reduced Litton’s servicing stability rating from “above average” to “below average”.  Moody’s announced that, in the event that Litton’s liquidity situation continues to deteriorate, Moody’s would likely reduce Litton’s subprime, second lien and special servicer ratings from SQ2 to either SQ2- or SQ3+.  There can be no assurance that Moody’s will not take further action with respect to Litton’s ratings in the future.

On July 31, 2007, S&P placed its rankings of Litton as (i) a “Strong” residential loan servicer, (ii) a “Strong” residential special servicer, (iii) a “Strong” residential subordinate lien mortgage servicer and (iv) a “Strong” subprime loan servicer, on CreditWatch negative.  In addition, S&P removed Litton from its Select Servicer List.  There can be no assurance that S&P will not take further action with respect to Litton’s rankings in the future.

The foregoing ratings action taken by Fitch, S&P and Moody’s and any further adverse ratings action may materially adversely affect Litton’s ability to service the mortgage loans in accordance with the terms of the pooling and servicing agreement.

Effective December 10, 2007, Goldman Sachs Bank USA has acquired Litton from C-BASS.